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                             April 20, 2021

       R. Kirk Huntsman
       Chief Executive Officer
       Vivos Therapeutics, Inc.
       9137 Ridgeline Boulevard, Suite 135
       Highlands Ranch, CO 80129

                                                        Re: Vivos Therapeutics,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 13,
2021
                                                            CIK No. 0001716166

       Dear Mr. Huntsman:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Deanna
Virginio at 202-551-4530 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Lawrence A. Rosenbloom,
Esq.